Exhibit 99.2

Unaudited Condensed Interim Consolidated Financial Statements
First Quarter - Fiscal 2011

Q1

Labopharm Inc.
CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS
[Unaudited]

As at:	March 31,	December 31,	January 1,
	2011	2010 [note 20]	2010 [note 20]
[thousands of Canadian dollars]	$	$	$

ASSETS
Current
Cash and cash equivalents	36,279	39,394	23,650
Marketable securities [note 5]	-	10,235	854
Trade and other receivables	3,586	3,289	4,736
Research and development tax credits receivable	1,508	1,358	2,584
Income taxes receivable	6	6	223
Inventories [note 6]	2,951	3,195	2,637
Prepaid expenses and other assets	2,098	1,994	701
Total current assets	46,428	59,471	35,385
Restricted investments	213	215	133
Other non-current financial assets [note 7]	19,571	21,028	2,885
Property, plant and equipment [note 8]	7,338	7,678	8,575
Intangible assets [note 9]	1,661	1,592	1,857
Deferred income tax assets	57	117	124
	75,268	90,101	48,959

LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIENCY)
Current
Trade and other payables [note 10]	9,120	8,524	16,851
Provisions [note 11]	1,928	1,126	1,273
Deferred revenue	4,239	4,421	2,938
Obligations under finance leases	364	353	309
Current-portion of long-term debt [note 12]	10,300	10,607	4,021
Total current liabilities	25,951	25,031	25,392
Deferred revenue	15,821	16,630	14,364
Obligations under finance leases	4,586	4,680	5,033
Long-term debt [note 12]	35,069	38,272	19,061
Total liabilities	81,427	84,613	63,850
Shareholders’ equity (deficiency)
Issued capital [note 13]	260,183	260,183	242,275
Warrants [note 13]	6,097	6,097	894
Contributed surplus [note 13]	17,571	17,444	16,385
Deficit	(291,239)	(278,878)	(274,445)
Foreign currency translation reserve	1,229	642	-
Total shareholders’ equity (deficiency)	(6,159)	5,488	(14,891)
	75,268	90,101	48,959

See accompanying notes

Labopharm Inc.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
[Unaudited]

For the three months ended:	March 31, 2011	March 31, 2010 [note 20]
[thousands of Canadian dollars, except share and per share amounts]	$	$

REVENUE
Product sales	3,957	3,228
Licensing	808	594
Royalties	-	600
Services and research and development collaborations	520	271
	5,285	4,693

EXPENSES
Cost of goods sold [note 6]	2,040	1,453
Research and development expenses, net [note 14]	2,347	2,384
Selling, general and administrative expenses	9,708	7,537
Finance costs	1,511	1,008
Change in fair value of other non-current financial asset [note 7]	(160)	(150)
Interest income [note 7]	(355)	(18)
Foreign exchange loss	612	660
Restructuring costs [note 11]	1,882	-
	17,585	12,874
Loss before income taxes	(12,300)	(8,181)
Income tax expense [note 15]	61	1
Net loss for the period	(12,361)	(8,182)

OTHER COMPREHENSIVE INCOME
Exchange differences on translation of foreign operations	587	-
Comprehensive loss for the period	(11,774)	(8,182)

Net loss per common share - basic and diluted	(0.17)	(0.13)

Weighted average number of common shares outstanding	71,571,641	64,178,485

See accompanying notes

Labopharm Inc.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGE IN SHAREHOLDERS’ EQUITY (DEFICIENCY)
[Unaudited]

[thousands of Canadian dollars, except share number]	Outstanding common shares		Warrants	Contributed surplus	Deficit	Foreign currency translation reserve	Total
	#	$	$	$	$	$	$
Balance, January 1, 2010 [note 20]	57,456,364	242,275	894	16,385	(274,445)	-	(14,891)
Net loss for the three-month period	-	-	-	-	(8,182)	-	(8,182)
Secondary public offering	13,529,412	16,785	5,260	-	-	-	22,045
Share issuance on drawdown of standby equity distribution agreement	482,165	977	-	-	-	-	977
Share issued upon the exercice of warrants	100,000	146	(57)	-	-	-	89
Stock-based compensation	-	-	-	566	-	-	566
Balance, March 31, 2010 [note 20]	71,567,941	260,183	6,097	16,951	(282,627)	-	604

Balance, December 31, 2010 [note 20]	71,571,641	260,183	6,097	17,444	(278,878)	642	5,488
Net loss for the three-month period	-	-	-	-	(12,361)	-	(12,361)
Foreign currency translation reserve	-	-	-	-	-	587	587
Stock-based compensation	-	-	-	127	-	-	127
Balance, March 31, 2011	71,571,641	260,183	6,097	17,571	(291,239)	1,229	(6,159)

See accompanying notes

Labopharm Inc.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
[Unaudited]

For the three months ended:	March 31, 2011	March 31, 2010 [note 20]
[thousands of Canadian dollars]	$	$

OPERATING ACTIVITIES
Loss before income taxes for the period	(12,300)	(8,181)
Items not affecting cash and other reconciliating items
Amortization of property, plant and equipment	342	361
Amortization of intangible assets	71	70
Amortization of premiums and discounts on marketable securities	-	7
Change in fair value of other non-current financial asset [note 7]	(160)	(150)
Interest income	(355)	(18)
Fnance costs	1,511	1,008
Unrealized foreign exchange loss	721	743
Stock-based compensation	127	566
	(10,043)	(5,594)
Net change in other operating items [note 19]	(581)	3,504
	(10,624)	(2,090)

Interest received	52	25
Income taxes paid	(2)	(1)
	(10,574)	(2,066)

INVESTING ACTIVITIES
Acquisition of marketable securities	-	(5,095)
Proceeds from maturities of marketable securities	10,193	-
Issuance of term loans	(2,696)	-
Proceeds from disposal of other non-current financial asset	3,809	-
Acquisition of property, plant and equipment	(94)	(96)
Acquisition of intangible assets	(140)	(6)
	11,072	(5,197)

FINANCING ACTIVITIES
Repayment of obligations under finance leases	(83)	(73)
Repayment of term loan	(2,236)	(1)
Repayment of revolving credit facility	(2,544)	-
Proceeds from issuance of term loans	2,696	-
Proceeds from issuance of common shares	-	18,411
Proceeds from issuance of warrants	-	5,429
Payment of issuance costs of common shares and warrants	-	(444)
Interest paid	(703)	(761)
	(2,870)	22,561

Foreign exchange loss on cash held in foreign currencies	(743)	(1,593)

Net change in cash and cash equivalents during the period	(3,115)	13,705
Cash and cash equivalents, beginning of period	39,394	23,650
Cash and cash equivalents, end of period	36,279	37,355

See accompanying notes

Labopharm Inc.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS [Unaudited]
March 31, 2011 [thousands of Canadian dollars, except share and per share amounts]
1.	DESCRIPTION OF BUSINESS

Corporate information

Labopharm Inc. [the “Corporation”], incorporated under the Companies Act (Québec), is an international specialty pharmaceutical corporation focused on improving existing drugs by incorporating its proprietary and advanced controlled-release technologies. The Corporation develops products internally in order to enter into strategic alliances or licensing agreements with national or international pharmaceutical companies that may have the necessary resources and distribution networks to market and sell its pharmaceutical products.

The Corporation’s head office is located in Laval, Quebec, Canada. The Corporation’s common shares are traded in Canada on the Toronto Stock Exchange under the symbol DDS and in the United States on the NASDAQ under the symbol DDSS. A list of subsidiaries and joint ventures which, in the opinion of the Directors, principally affected the amount of profit or loss or the net assets of the Corporation is provided in note 17.

2.	BASIS OF PREPARATION

Statement of compliance

The condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting [“IAS 34”]. These represent the first condensed interim consolidated financial statements for part of the period covered by the first annual financial statements of the Corporation prepared in accordance with International Financial Reporting Standards [“IFRS”]. The Corporation adopted IFRS in accordance with IFRS 1, First-time Adoption of International Financial Reporting Standards [“IFRS 1”]. The date of transition to IFRS was January 1, 2010 [“Transition Date”]. An explanation of how the transition to IFRS has affected the reported consolidated financial position, financial performance and cash flows of the Corporation is provided in note 20 to these interim consolidated financial statements. This note includes reconciliations of equity, profit or loss and cash flows reported under Canadian generally accepted accounting principles [“GAAP”] to those reported for those periods under IFRS. The most significant accounting policies are summarized below, and should be read in conjunction with the Corporation’s December 31, 2010 audited annual consolidated financial statements prepared in accordance with Canadian GAAP, and in consideration of the IFRS transition disclosures included in note 20 to these condensed interim consolidated financial statements. As these condensed interim consolidated financial statements are the Corporation’s first prepared using IFRS, certain annual disclosures are included herein.

The condensed interim consolidated financial statements were authorized for issue by the Board of Directors on May 3, 2011.

Measurement basis

The condensed interim consolidated financial statements have been prepared on a historical cost basis, except for other measurement basis as indicated in the applicable notes.

Labopharm Inc.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS [Unaudited]
March 31, 2011 [thousands of Canadian dollars, except share and per share amounts]

2.	BASIS OF PREPARATION [Cont’d]

Principles of consolidation

The condensed interim consolidated financial statements include the accounts of the Corporation and those of its wholly-owned subsidiaries, Labopharm Europe Limited, Labopharm (Barbados) Limited, Labopharm Cyprus Limited and Labopharm USA, Inc. All significant intercompany transactions and balances have been eliminated upon consolidation. The financial statements of the subsidiaries are prepared for the same reporting period as the Corporation, using consistent accounting policies.

3.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Interests in joint ventures

The Corporation has an interest in a joint venture which includes jointly controlled entities, whereby the venturers have a contractual arrangement that establishes joint control over the economic activities of the entities. The Corporation recognizes its interests in joint ventures using proportionate consolidation. The Corporation combines its proportionate share of each of the assets, liabilities, income and expense of the jointly controlled entities with similar items, line by line, in its consolidated financial statements. The financial statements of the jointly controlled entities are prepared for the same reporting period as that of the Corporation.

Revenue recognition

The Corporation recognizes revenue from product sales, royalties, services and research and development collaborations, and licensing arrangements, which may include separately identifiable elements. The Corporation’s distribution and license agreements for its products typically include the following deliverables: a license for the customer to sell the product in the licensed territory, additional services to get the product approved in the licensed territory and product support throughout the term of the agreement, and supply of products during the term of the agreement. Consideration for the deliverables can include up-front and/or milestone payments as well as a unit price for the supply of product. Up-front and milestone payments are generally non-refundable. If refundable, however, any payment received, or portion of such payment, would be precluded from revenue recognition until the refund condition lapses. Distribution and license agreements are generally not cancellable unless there is a material breach by one of the parties or a significant change in market conditions or mutual agreement between the parties, at which time any non-refundable amounts remaining in deferred revenue would be recognized.

Revenue arrangements with multiple elements are reviewed in order to determine whether the separately identifiable components must be bifurcated to apply a different recognition policy. If necessary, the consideration received is allocated among the separate components based on their respective fair values, and the applicable revenue recognition criteria are applied to each of the components; otherwise, the applicable revenue recognition criteria are applied to combined elements as a single transaction.

Product sales - Revenue from sales of products is recognized when the product is shipped to the Corporation’s customers, provided the Corporation has not retained any significant risks of ownership or future obligations with respect to the product shipped, when the amount of revenue

Labopharm Inc.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS [Unaudited]
March 31, 2011 [thousands of Canadian dollars, except share and per share amounts]

3.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES [Cont’d]

can be measured reliably, and it is probable that the economic benefits of the transaction will flow to the Corporation. Product sales subject to price adjustments are reduced by the estimated future price reduction payable by the Corporation according to the underlying agreement, based on the Corporation’s historical experience where relevant, or according to a floor price, where appropriate. Milestone payments earned upon the achievement of a predetermined sales level are recorded as revenue from product sales when measurement can be reliably performed and it is probable that the economic benefits will flow to the Corporation. Measurement is deemed reliable only upon the achievement of the predetermined sales level.

Royalties - Revenue arising from royalties is recognized on an accrual basis in accordance with the terms of the relevant agreement when revenue can be measured reliably and it is probable that the economic benefits will flow to the Corporation. Royalties are calculated as a percentage of net sales realized by the Corporation’s licensee of its products. The licensee’s net sales consist of revenues from product sales of the Corporation’s pharmaceutical products, less estimates for chargebacks, rebates, sales incentives and allowances, distribution service fees, returns and losses. The Corporation recognizes royalties on its licensee’s net sales when title and risk of loss has passed to the licensee’s customer, which is typically upon delivery to the licensee’s customer, when estimated provisions for chargebacks, rebates, sales incentives and allowances, distribution service fees, returns and losses are reasonably determinable, and when it is probable that the economic benefits will flow to the Corporation.

Revenue from the launch of a new product, for which the Corporation or its licensee are unable to develop the requisite historical data on which to base estimates of returns, may be deferred until such time that an estimate of returns can be determined and all of the conditions above are met and when the product has achieved market acceptance, which is typically based on dispensed prescription data and other information obtained during the period following launch. Any payments received or receivable in advance of recognition are recorded in deferred revenue.

Licensing - For up-front non-refundable licensing payments, revenue is deferred and recognized on a straight-line basis over the term during which the Corporation maintains substantive contractual obligations. For any portion of an up-front licensing payment that is subject to a refund, revenue is deferred. Once the refund condition lapses, revenue is recognized on a straight-line basis over the term during which the Corporation maintains substantive contractual obligations. Milestone fees specifically tied to a separate earnings process and deemed to be substantive and at risk are recognized as revenue when such milestones are achieved, the amount of revenue can be measured reliably and it is probable that the economic benefits will flow to the Corporation; otherwise, they are recognized over the remaining term of the underlying agreement or the term during which the Corporation maintains substantive contractual obligations. Amounts received in advance of recognition are included in deferred revenue. The term over which milestone payments are recognized as revenue can be revised if the period during which the Corporation maintains substantive contractual obligations changes following significant events or circumstances.

Services and research and development collaborations - Revenue arising from the provision of services and research and development collaborations is recognized as efforts are expended to render the contracted services, or when milestones are achieved, in accordance with the terms of the specific agreements. Up-front payments for the use of technology where further services are to be provided or fees received on the signing of research agreements are recognized over the period

Labopharm Inc.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS [Unaudited]
March 31, 2011 [thousands of Canadian dollars, except share and per share amounts]

3.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES [Cont’d]

of performance of the related activities. Amounts received in advance of recognition are included in deferred revenue.

Cash and cash equivalents

Cash and cash equivalents consist of cash and all highly liquid short-term investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of change in value. The Corporation considers these highly liquid short-term investments with a maturity on acquisition of less than three months to be cash equivalents. Due to these factors, cash equivalents have been classified as fair valued through profit or loss.

Inventories

Inventories are valued at the lower of cost, which is determined on an average cost basis, and net realizable value. Net realizable value is the estimated selling price of the inventory in the ordinary course of business, less any estimated costs of completion and any necessary selling costs.

Property, plant and equipment

Property, plant and equipment are initially recorded at cost, including acquisition cost, any directly attributable cost of preparing the asset for its intended use, less related investment tax credits for research and development equipment. After initial measurement, property, plant and equipment are carried at cost less accumulated depreciation and impairment.

Assets acquired under finance leases, which transfer to the Corporation substantially all the risks and benefits incidental to ownership of the leased items, are recorded at cost, being the present value of the minimum lease payments, or if lower, the fair value of the leased property. Lease payments are apportioned between finance charge and the reduction of the outstanding lease liability so as to achieve a constant periodic rate of interest on the remaining balance of the liability. Finance charge is recognized in profit or loss. Leased assets are depreciated over the shorter of the assets’ useful lives or the term of the lease. Operating lease payments are recognized as an expense in profit or loss on a straight-line basis over the term of the lease.

Amortization of property, plant and equipment and assets acquired under finance leases is calculated over the estimated useful lives of the assets using the following methods and rates:

Building and building improvements	Straight-line over the term of the lease	up to 15 years
Laboratory and plant equipment	Diminishing balance	20% to 30%
Computer hardware and software	Diminishing balance	30%
Furniture and office equipment	Straight-line	5 to 10 years
Leasehold improvements	Straight-line over the term of the lease	up to 10 years

Amortization methods, residual values and useful lives are reviewed at the end of each reporting period and adjusted if appropriate.

Labopharm Inc.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS [Unaudited]
March 31, 2011 [thousands of Canadian dollars, except share and per share amounts]

3.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES [Cont’d]

Intangible assets

Intangible assets consist of acquired patents and internally generated patents which meet the generally accepted accounting criteria for deferral and amortization, which is typically achieved when the underlying product is approved for sale in the underlying territory. The internally generated patent costs include legal fees to obtain patents and patent application fees. Intellectual property rights include fees paid to third parties for the use or the licensing of technologies. Intangible assets also include software that is not an integral part of the related hardware or equipment. After initial recognition, intangible assets are carried at cost less accumulated depreciation and impairment. Amortization of intangible assets is calculated over their estimated useful lives, using the following methods and rates:

Intellectual property rights	Straight-line	up to 20 years
Patents	Straight-line	up to 20 years
Software	Diminishing balance	30%

Amortization methods, residual values and useful lives are reviewed at the end of each reporting period and adjusted if appropriate. The Corporation does not own any intangible assets with indefinite lives.

Research expenses are charged to income in the year of expenditure. Development costs are charged to income as incurred unless a development project meets generally accepted accounting criteria for deferral and amortization. The Corporation has not deferred any such development costs to date.

Impairment of non-financial assets

The Corporation assesses at each reporting date whether there are indications that the carrying value of an item of property, plant and equipment, intangible asset or other non-financial asset may not be recoverable. Impairment is assessed by comparing the carrying amount of an asset or cash-generating unit [“CGU”] with the recoverable amount of the asset or CGU which is the greater of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessment of the time value of money and the risks specific to the asset. In assessing fair value less costs to sell, the Corporation considers recent market transactions, if available. If no such transactions can be identified, an appropriate valuation model is used. If such an asset is considered to be impaired, the impairment loss to be recognized during the reporting period is measured by the amount by which the carrying amount exceeds the recoverable amount.

In certain circumstances, it is impossible to determine the cash flows generated by one asset. In those circumstances, the impairment testing is done for a CGU which is the smallest identifiable group of assets that generates cash inflows largely independent from other assets or groups of assets. The impairment testing is done in the same way as for an individual asset and any impairment loss is allocated to underlying assets on a pro rata basis.

Labopharm Inc.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS [Unaudited]
March 31, 2011 [thousands of Canadian dollars, except share and per share amounts]

3.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES [Cont’d]

An assessment is made at each reporting date as to whether there is any indication that a previously recognized impairment loss may no longer exist or may have decreased. If such indication exists, the Corporation estimates the asset’s or CGU’s recoverable amount. A previously recognized impairment loss is reversed only if there has been a change in the assumptions used to determine the recoverable amount since the last impairment loss was recognized. The reversal is limited so that the carrying amount of the asset does not exceed its recoverable amount or the carrying amount that would have been determined net of depreciation if no impairment had been previously recognized. The reversal is recognized in the profit or loss of the period.

Financial assets

Purchases and sales of financial assets are recognized on the settlement date, which is the date at which the asset is delivered to or by the Corporation. Financial assets are derecognized when the rights to receive cash flows from the investments have expired or were transferred and the Corporation has transferred substantially all risks and rewards of ownership. Financial assets are classified in the following categories at the time of initial recognition based on the purpose for which the financial assets were acquired:

i)	Financial assets at fair value through profit or loss

Classification
Financial assets are classified as at fair value through profit or loss if acquired principally for the purpose of selling in the short-term, such as financial assets held-for-trading, or if so designated by management. Assets in this category principally include “cash and cash equivalents” and “marketable securities”.

The Corporation designates marketable securities as at fair value through profit or loss as they are managed and their performance is evaluated on a fair value basis, in accordance with a documented risk management or investment strategy, and information about the marketable securities is provided internally on that basis to key management personnel.

Recognition and measurement
Financial assets carried at fair value through profit or loss are initially recognized, and subsequently carried, at fair value, with changes recognized in the profit or loss. Transaction costs are expensed. The amortization of acquisition premiums and discounts is recorded as a deduction from or addition to interest earned on those financial assets, respectively.

ii)	Loans and receivables

Classification
Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for those with maturities greater than 12 months after the end of the reporting period, which are classified as non-current assets. Assets in this category include “trade and other receivables” and “other non-current financial assets”.

Labopharm Inc.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS [Unaudited]
March 31, 2011 [thousands of Canadian dollars, except share and per share amounts]

3.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES [Cont’d]

Recognition and measurement
Loans and receivables are initially recognized at fair value plus transaction costs and subsequently carried at amortized cost using the effective interest method.

iii)	Impairment of financial assets

At the end of each reporting period, the Corporation assesses whether there is objective evidence that a financial asset is impaired, that is one or more events have occurred which have an impact on the estimated future cash flows that can be reliably evaluated. Impairments are measured as the excess of the carrying amount over the fair value and are recognized in profit or loss.

Financial liabilities

Financial liabilities are recognized on the issuance date, which is the date at which the settlement obligation arises for the Corporation. Financial liabilities are derecognized when the Corporation is discharged of its obligation or the obligation expires. When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability, and the difference in the respective carrying amounts is recognized in profit or loss. Financial liabilities include loans and borrowings.

Classification
Loans and borrowings are non-derivative financial liabilities with fixed or determinable payments that are not quoted in an active market. They are included in current liabilities, except for those with maturities greater than 12 months after the end of the reporting period, which are classified as non-current liabilities. Financial liabilities in this category include “trade and other payables”, “obligations under capital leases” and “long-term debt”.

Recognition and measurement
Loans and borrowings are initially recognized at fair value less transaction costs and subsequently carried at amortized cost using the effective interest method.

Government assistance

Government assistance programs, including investment tax credits on research and development expenses, are reflected as reductions to the cost of the assets or to the expenses to which they relate and are recognized when there is reasonable assurance that the assistance will be received and all attached conditions are complied with.

Provisions

Provisions are recognized when the Corporation has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. Where the Corporation expects some or all of a provision to be reimbursed, for

Labopharm Inc.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS [Unaudited]
March 31, 2011 [thousands of Canadian dollars, except share and per share amounts]

3.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES [Cont’d]

example, under an insurance contract, the reimbursement is recognized as a separate asset but only when the reimbursement is virtually certain. The expense related to any provision is presented in profit or loss net of any reimbursement. If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects, where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognized as finance costs.

Sales incentives - A provision for sales incentive is recognized based on historical experience with similar incentives. When this information is not available, the provision is based on the maximum incentive which can be paid to customers under a given incentive program, and thereafter adjusted for actual experience.

Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of an asset that takes a substantial period of time to get ready for its intended use or sale are capitalized as part of the cost of the respective asset. All other borrowing costs are recognized in profit or loss in the period during which they occur. Borrowing costs consist of interest and other costs that an entity incurs in connection with the borrowing of funds. No borrowing costs have been capitalized by the Corporation as there are no assets which take a substantial period of time to get ready for their intended use or sale.

Foreign currency translation

The Corporation’s currency of presentation is the Canadian dollar which is also the parent Corporation’s functional currency.

i)	Foreign currency transactions and balances

Transactions in foreign currencies are translated to the respective functional currencies of the Corporation’s entities at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are retranslated to the functional currency at the exchange rate at that date. All differences are taken into profit or loss with the exception of all monetary items that form part of a net investment in a foreign operation.

ii)	Foreign operations

The assets and liabilities of foreign operations with a functional currency other than the Canadian dollar are translated to Canadian dollars at the exchange rate at the reporting date.

The income and expenses of foreign operations are translated to Canadian dollars at the exchange rate at the date of the transactions. The equity component is translated at the historical exchange rate prevailing at the time of the transaction.

Labopharm Inc.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS [Unaudited]
March 31, 2011 [thousands of Canadian dollars, except share and per share amounts]

3.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES [Cont’d]

Foreign currency differences are recognized in other comprehensive income until the disposal of the net investment, at which time they are reclassified to profit or loss. Since the Transition Date, such differences have been recognized in the exchange differences on translation of foreign operations.

Stock-based payment transactions

The Corporation has a stock-based compensation plan and applies the fair value method. The fair value of stock options granted is determined at the appropriate measurement date using the Black-Scholes option pricing model, and generally expensed over the vesting period of the options. Awards with graded vesting are considered multiple awards for fair value measurement and stock-based compensation calculation. In determining the expense, the Corporation deducts the number of awards that are expected to be forfeited at the time of grant and revises this estimate, if necessary, in subsequent years if actual forfeitures differ from those estimates. The Corporation’s policy is to issue new shares upon the exercise of stock options. Stock options may not be cash settled.

The Corporation issues stock options to service providers from time to time. The fair value of these options is determined based on the fair value of services or goods received if determinable; otherwise, the options are valued using an option valuation technique at the date the services are received rather than the date of grant. If services are received over a certain period of time, the options are valued at the reporting date and the expense portion for services received prior to the reporting date is recorded. At the time the services are completely received, an adjustment is made to total expense to become the amount of the fair value of services received at the measurement date.

Income taxes

The Corporation follows the liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the reporting date. A valuation allowance is provided to the extent that it is more likely than not that deferred income tax assets will not be realized.

Recent accounting pronouncements

In November 2009, the International Accounting Standards Board [“IASB”] published IFRS 9, Financial Instruments, which partially replaces the requirements of IAS 39, Financial Instruments: Recognition and Measurement. In October 2010, additional requirements for classifying and measuring financial liabilities were added to IFRS 9. This standard is the first step in the project to replace IAS 39. The IASB intends to expand IFRS 9 to add new requirements for hedge accounting to become a complete replacement of IAS 39. These changes are applicable for annual periods beginning on or after January 1, 2013, with earlier application permitted. The Corporation is currently evaluating the effects of adopting this new standard.

Labopharm Inc.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS [Unaudited]
March 31, 2011 [thousands of Canadian dollars, except share and per share amounts]

4.	SIGNIFICANT ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS

The preparation of consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses at the end of the reporting period, the most significant of which are described below. The Corporation reviews all significant accounting judgments, estimates and assumptions affecting its consolidated financial statements on a recurring basis and records the effect of any adjustments when they occur. Actual results could differ from those estimates and such differences could be material.

Judgments

In the process of applying the Corporation’s accounting policies, management has made the following judgments, which have the most significant effect on the amounts recognized in the consolidated financial statements:

Functional currency

The Corporation has determined the functional currency of its subsidiaries and joint venture entities on a stand-alone basis, which requires the use of judgment. The Corporation has determined that all of its subsidiaries had the same functional currency as the parent company. The criteria for determining functional currency can be subjective, and the determination of the functional currency of any of the consolidated entities may change over time and affect the results of the Corporation.

Estimates and assumptions

The key assumptions concerning the future and other key sources of estimation uncertainties at the reporting date that have significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed hereafter.

Taxes

Uncertainties exist with respect to the interpretation of complex tax regulations and the amount and timing of future taxable income. Given the wide range of international business relationships and the long-term nature and complexity of existing contractual agreements, differences arising between the actual results and the assumptions made, or future changes to assumptions, could necessitate future adjustments to tax income and expense already recorded. The Corporation establishes provisions, based on reasonable estimates, for possible consequences of audits by the tax authorities of the respective countries in which it operates. The amount of such provisions is based on various factors, such as experience with previous tax audits and differing interpretations of tax regulations by the taxable entity and the responsible tax authority. Such differences of interpretation may arise on a wide variety of issues depending on the conditions prevailing in the respective entity’s domicile.

Labopharm Inc.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS [Unaudited]
March 31, 2011 [thousands of Canadian dollars, except share and per share amounts]

4.	SIGNIFICANT ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS [Cont’d]

Deferred tax assets are recognized for all unused tax losses to the extent that it is probable that taxable profit will be available against which the losses can be utilised. Significant management judgment is required to determine the amount of deferred tax assets that can be recognized, based upon the likely timing and the level of future taxable profits together with future tax planning strategies.

Further details on taxes are disclosed in note 15.

Share-based payment transactions

Estimating the fair value of share-based payment transactions requires the use of a valuation model, which in turn depends on the terms and conditions of the grant. The use of a valuation model requires the use of appropriate inputs including, but not limited to, the expected life of the share option and, the expected volatility of the Corporation’s common shares over the period. The assumptions and model used for estimating fair value for share-based payment transactions are disclosed in note 13.

Fair value of financial instruments

Where the fair value of financial assets recorded on the balance sheet cannot be derived from that of identical assets traded in an active market, such as the Corporation’s Long-term Notes [note 7], it is determined using valuation techniques including discounted cash flow models. The inputs to these valuation models are taken from observable markets where possible, but where this is not feasible, a degree of judgment is required in estimating the fair value. The significant estimates and assumptions include consideration of inputs such as liquidity risk, credit risk and the expected term of the notes. Changes in assumptions about these factors could affect the reported fair value of financial instruments.

Revenue recognition

The Corporation estimates the term over which it maintains substantive contractual obligations with respect to certain of its agreements, and recognizes certain of its non-refundable up-front and other milestone payments over this estimated term. Deferred revenue as at March 31, 2011 includes an amount of $6,247 related to the agreement with Purdue Pharma Products L.P. to market our once-daily tramadol product in the United States, which is being recognized linearly until December 2013, and an amount of $5,675 related to an agreement to market one of our products in certain European countries, which is being recognized linearly until December 2021. Such estimates are subject to uncertainties and could be subsequently revised. Any change in estimate would be applied prospectively, and would thereafter affect the amounts recognized in licensing revenue.

Labopharm Inc.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS [Unaudited]
March 31, 2011 [thousands of Canadian dollars, except share and per share amounts]

4.	SIGNIFICANT ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS [Cont’d]

Impairment of non-current non-financial assets

Impairment exists when the carrying value of an asset or CGU exceeds its recoverable amount, which is the higher of its fair value less costs to sell and its value in use. The Corporation estimated the recoverable value of its non-current non-financial assets based on the amount it would expect to receive should it decide to monetize certain of its assets, primarily based on a multiple of gross margin currently expected from a sale, as well as terms of related distribution and licensing agreements.

5.	MARKETABLE SECURITIES

Marketable securities are comprised of the following securities with an average weighted yield of nil [December 31, 2010 - 0.90%; January 1, 2010 - 0.70%]:

	March 31, 2011 $	December 31, 2010 $	January 1, 2010 $
Maturing within one year
Government-backed commercial paper	-	10,235	854
	-	10,235	854

6.	INVENTORIES

	March 31, 2011 $	December 31, 2010 $	January 1, 2010 $
Raw materials	1,527	1,432	1,567
Intermediate finished goods	1,202	1,346	790
Finished goods	222	417	280
	2,951	3,195	2,637

During the three-month period ended March 31, 2011, inventories in the amount of $1,897 [2010 - $1,270] were recognized as cost of goods sold, including provisions for write-downs to net realizable value of $380 [2010 - $1].

7.	OTHER NON-CURRENT FINANCIAL ASSETS

	March 31, 2011 $	December 31, 2010 $	January 1, 2010 $
Long-term Notes [i]	-	3,649	2,885
Term loans receivable [ii]	19,571	17,379	-
	19,571	21,028	2,885

Labopharm Inc.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS [Unaudited]
March 31, 2011 [thousands of Canadian dollars, except share and per share amounts]

7.	OTHER NON-CURRENT FINANCIAL ASSETS [Cont’d]

[i]	Long-term Notes

As at December 31, 2008, the Corporation held non-bank sponsored asset-backed commercial paper [“Montreal Proposal ABCP”] with an acquisition cost of $5,640 and estimated fair value of $3,178. On January 21, 2009, the Corporation received in exchange of its Montreal Proposal ABCP long-term investments having a face value of $5,683, consisting of $1,748 of Class A-1 Notes, $3,187 of Class A-2 Notes, $578 of Class B Notes, and $170 of Class C Notes [collectively, the “Long-term Notes”], all issued by a trust called Master Asset Vehicle II, and $200 of accrued interest which was recorded as a reduction of fair value.

The terms of the Long-term Notes include a floating interest rate equivalent to Bankers’ Acceptance rate less 0.50%: (i) payable on a quarterly basis for the Class A-1 Notes and Class A-2 Notes, (ii) which will be accrued for the Class B Notes and will be paid on maturity only after repayment in full of the Class A-1 Notes and Class A-2 Notes, and (iii) which will be accrued for the Class C Notes and will be paid on maturity only after repayment in full of the Class B Notes. The Long-term Notes have a legal maturity in 2056, although it is generally understood that the preponderance of the underlying assets supporting the Long-term Notes have a maturity of seven to nine years from their issuance. The Corporation designated the Long-term Notes as fair value through profit or loss.

On December 31, 2010, the Corporation re-measured the estimated fair value of its Long-term Notes. The Corporation reviewed its assumptions to factor in new information available, changes in credit market conditions, as well as unsolicited offers to purchase its Long-term Notes.

On February 4, 2011, the Corporation disposed of its Long-term Notes for proceeds of $3,809, and repaid in full its revolving credit facility, amounting to $2,544 [note 12].

The following table details the changes in the balance of the Long-term Notes:

$
As at January 1, 2010	2,885
Change in fair value
Three-month period ended:
March 31, 2010	150
June 30, 2010	100
September 30, 2010	85
December 31, 2010	430
Distribution of capital	(1)
As at December 31, 2010	3,649
Change in fair value	160
Proceeds from disposal	(3,809)
As at March 31, 2011	-

There has been no change in the assumptions and estimates used to determine the fair value of the Long-term Notes compared to those used in the previously prepared consolidated financial statements under Canadian GAAP.

Labopharm Inc.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS [Unaudited]
March 31, 2011 [thousands of Canadian dollars, except share and per share amounts]

7.	OTHER NON-CURRENT FINANCIAL ASSETS [Cont’d]

[ii]	Term loans receivable

The term loans receivable from a joint venture [note 18] totalling $19,571 [US$20,125] [2010 - $17,379 [US$17,375]] bear interest at the Wall Street Journal Prime Rate plus 3% or 6.25% as at March 31, 2011 [6.25% as at December 31, 2010], receivable semi-annually until the maturity dates of the term loans in May 2015, $14,466 [US$14,875], November 2015, $2,431 [US$2,500], January 2016, $1,215 [US$1,250] and March 2016, $1,459 [US$1,500].

8.      PROPERTY, PLANT AND EQUIPMENT

During the three-month period ended March 31, 2011, the Corporation acquired property, plant and equipment with a cost of $5 [2010 - $37].

9.      INTANGIBLE ASSETS

During the three-month period ended March 31, 2011, the Corporation acquired intangible assets with a cost of $140 [2010 - $6].

10.	TRADE AND OTHER PAYABLES

	March 31, 2011 $	December 31, 2010 $	January 1, 2010 $
Trade payables and accruals	6,305	6,296	4,948
Patent defense litigation costs	-	-	9,479
Accrued payroll and related expenses	1,928	1,542	1,703
Other	887	686	721
	9,120	8,524	16,851

11.	PROVISIONS

	Sales incentives $	Contingent liability $	Restructuring costs $	Others $	Total $
As at January 1, 2010	-	450	473	350	1,273
Increase during the period	719	-	-	420	1,139
Released during the period	-	-	-	(490)	(490)
Utilized during the period	(323)	-	(473)	-	(796)
As at December 31, 2010	396	450	-	280	1,126
Increase during the period	167	-	1,882	-	2,049
Utilized during the period	(105)	-	(1,142)	-	(1,247)
As at March 31, 2011	458	450	740	280	1,928

Current 2011	458	450	740	280	1,928

Labopharm Inc.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS [Unaudited]
March 31, 2011 [thousands of Canadian dollars, except share and per share amounts]

11.	PROVISIONS [Cont’d]

Contingent liability - The Corporation was served with a motion to institute legal proceedings in the Québec Superior Court. The motion seeks payment of an unspecified amount of royalties said to be outstanding since 1999. The Corporation recorded a provision of the amount it expects to pay if a settlement is reached.

Restructuring costs - In March 2011, the Corporation announced a reduction of its workforce, eliminating 38 positions. As a result, the Corporation incurred a restructuring charge of $1,882 in the three-month period ended March 31, 2011, including termination benefits for a key employee amounting to $1,142.

Labopharm Inc.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS [Unaudited]
March 31, 2011 [thousands of Canadian dollars, except share and per share amounts]

12.	LONG-TERM DEBT

	March 31, 2011 $	December 31, 2010 $	January 1, 2010 $
Term loan of US$20,000, maturing on December 1, 2012, bearing interest at 10.95%, repayable in 24 monthly payments of $906 [US$932] including principal and interest	17,245	20,004	20,988
Adjustment for the debt discount, transaction costs and value assigned to warrants [i]	(195)	(368)	(455)
	17,050	19,637	20,533
Term loans, bearing interest at the Wall Street Journal Prime Rate plus 3%, or 6.25% as of March 31, 2011, semi-annual interest-only payments until maturity [note 18]:
US$14,875, maturing in May 2015	14,466	14,878	-
US$2,500, maturing in November 2015	2,431	2,501	-
US$1,250, maturing in January 2016	1,215	-	-
US$1,500, maturing in March 2016	1,459	-	-
\Revolving credit facility, bearing effective interest at nil [December 31, 2010 - 1.96%; January 1, 2010 - 1.06%], repaid and cancelled in February 2011.	-	2,544	2,549
Term loan of $10,000, bearing interest at 16.00%, payable semi-annually, commencing on April 1, 2011, principal and interest repayable by offsetting against a portion of the amount receivable from the creditor for future product sales, with outstanding balance maturing on May 1, 2012 and repayable in cash, subject to an extension of up to six months under certain conditions	8,748	9,320	-
	45,369	48,879	23,082
Less: current portion	10,300	10,607	4,021
	35,069	38,272	19,061

Labopharm Inc.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS [Unaudited]
March 31, 2011 [thousands of Canadian dollars, except share and per share amounts]

12.	LONG-TERM DEBT [Cont’d]

[i] In May and June 2010, the Corporation signed fourth and fifth amendments to a term loan agreement, which was initially entered into in June 2005 and amended in December 2007, October 2008 and June 2009. The fourth amendment allowed the Corporation to transfer certain assets, given as collateral to the lender, to the joint venture [note 18]. The fifth amendment to the loan postpones the date from which the Corporation was required to begin repaying principal on the loan from July 1, 2010 to January 1, 2011, and changes the maturity date of the loan from June 1, 2012 to December 1, 2012. Both amendments have been accounted for as a modification to the term loan and, consequently, resulted in no gain or loss. The financing fees related to the fourth and fifth amendments to the term loan amounted to $550. These costs were recorded as a reduction of the carrying value of the long-term debt and will be amortized over the remaining term of the loan using the effective interest rate method. As a result of the debt discount comprised of a back-end fee of $480, transaction costs, and the value assigned to warrants issued as part of the term loan agreement, the effective interest rate of the amended term loan is approximately 14.95% as at March 31, 2011 [December 31, 2010 - 14.95%; January 1, 2010 - 14.00%]. The term loan is collateralized by a first ranking lien on most of the Corporation’s assets, excluding its intellectual property and the assets of the joint venture [note 18], which are not subject to any lien. All other terms of the amended term loan agreement remain the same.

13.    SHAREHOLDERS’ EQUITY (DEFICIENCY)

Authorized

Unlimited number of common shares, voting, without par value.

Unlimited number of preferred shares, non-participating, non-voting, without par value.

	March 31, 2011	December 31, 2010	January 1, 2010
Common shares issued and fully paid	71,571,641	71,571,641	57,456,364

Issued capital

In January 2010, pursuant to the draw-down notice presented to YA Global Master SPV LTD [the “Purchaser”] on December 20, 2009 with respect to the standby equity distribution agreement [“SEDA”], the Corporation received an amount of $1,000 from the Purchaser and issued 482,165 shares, for an average price of $2.07 per share after discount, thereby increasing the share capital by $1,000. Share issuance costs amounted to $23.

In February 2010, the Corporation completed a secondary public offering resulting in gross proceeds of $22,751, for the issuance of 13,529,412 units. Each unit is comprised of one common share and a warrant to purchase one-half of a common share. The issuance costs of the units amounted to $706. The net proceeds were allocated to share capital and warrants based on their relative fair values. The fair value of the warrants was estimated using the Black-Scholes option pricing model using a volatility of 106%, an expected life of three years and a risk-free interest rate of 1.23%. As a result of this public offering, share capital was increased by $16,785 and warrants increased by $5,260.

Labopharm Inc.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS [Unaudited]
March 31, 2011 [thousands of Canadian dollars, except share and per share amounts]

13.    SHAREHOLDERS’ EQUITY (DEFICIENCY) [Cont’d]

During the three-month period ended March 31, 2010, 100,000 warrants were exercised for a cash consideration of $89, resulting in an increase in share capital by $146 and a decrease in warrants by $57.

Warrants

As part of the public offering completed in February 2010, 13,529,412 warrants are outstanding and are exercisable, and expire in February 2013 [three years from original date of issuance]. The combination of two warrants entitles the holder to acquire one common share upon payment of US$2.30.

In December 2007, as part of an amendment to a term loan agreement, the Corporation issued 1,460,152 warrants to purchase one common share per warrant at an exercise price of $0.89. These warrants expire on December 28, 2012, and 795,152 warrants are outstanding and exercisable as at March 31, 2011.

Stock option plan

The changes in the number of stock options granted by the Corporation and their weighted average exercise prices for the three-month periods ended March 31, 2011 and 2010 are as follows:

	2011		2010
	#	$	#	$
Balance, beginning of period	4,909,450	3.19	4,932,483	3.71
Options granted	350,000	0.60	794,150	1.59
Options expired	(55,000)	8.45	(24,467)	5.46
Options forfeited	(39,800)	2.05	(433)	1.46
Balance, end of period	5,164,650	2.97	5,701,733	3.40
Options exercisable at end of period	4,633,636	3.18	4,667,199	3.81

Additional information concerning stock options as at March 31, 2011 is as follows:

	Options outstanding			Options exercisable
Range of exercise prices	Number of options	Weighted average remaining contractual life	Weighted average exercise price	Number of options	Weighted average exercise price
$	#	[in years]	$	#	$
0.60 to 0.70	394,995	6.7	0.61	154,995	0.62
0.96 to 1.39	443,200	4.2	1.16	443,200	1.16
1.46 to 2.07	2,211,172	5.2	1.55	1,920,158	1.55
2.45 to 2.57	924,583	3.9	2.57	924,583	2.57
6.75 to 9.72	1,190,700	2.1	7.38	1,190,700	7.38
	5,164,650	4.3	2.97	4,633,636	3.18

A compensation expense of $127, net of estimated forfeitures, has been recognized during the three-month period ended March 31, 2011 [2010 - $566], and has been charged to contributed surplus.

Labopharm Inc.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS [Unaudited]
March 31, 2011 [thousands of Canadian dollars, except share and per share amounts]

13.    SHAREHOLDERS’ EQUITY (DEFICIENCY) [Cont’d]

The fair value of options granted was estimated at the date of grant using the Black-Scholes option pricing model, resulting in the following weighted average assumptions and weighted average grant date fair value of stock options:

For the three months ended March 31,	2011	2010
Expected volatility	81%	82%
Expected life [in years]	6.0	6.0
Risk-free interest rate	3.04%	2.99%
Dividend yield	n/a	n/a
Weighted average grant date fair value [per option]	$0.42	$1.14

14.	RESEARCH AND DEVELOPMENT EXPENSES, NET

Research and development expenses are presented net of estimated government assistance of $150 and $300 for the three-month periods ended March 31, 2011 and 2010, respectively.

15.	INCOME TAXES

Current tax
Current tax expense for the interim period presented is the expected tax payable on the taxable income for the period, calculated at the estimated average annual effective income tax rate applied to the pre-tax income of the interim period.

Current tax for current and prior periods is classified as a current liability to the extent that it is unpaid. Amounts paid in excess of amounts owed are classified as a current asset.

Deferred tax
The amount of deferred tax provided is based on the expected manner of realization or settlement of the carrying amount of the assets and liabilities, using the estimated average annual effective income tax rate for the interim period presented. Deferred tax expense arises from the origination and reversal of temporary differences, the effects of changes in tax rates and benefit of tax losses recognized.

For the three months ended March 31, 2011 and 2010, the components of income tax expense in the interim consolidated statements of comprehensive loss are:

	2011 $	2010 $
Current income tax	2	1
Deferred income tax	59	-
Income tax expense	61	1

Labopharm Inc.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS [Unaudited]
March 31, 2011 [thousands of Canadian dollars, except share and per share amounts]

16.    SEGMENT DISCLOSURES

The Corporation operates in one operating segment, namely, pharmaceutical products. The Corporation carries on business in Canada, Barbados, the United States, and Ireland. Substantially all of the Corporation’s tangible assets are located in Canada. Licensing and product sales revenue has been derived primarily from the business carried on in Ireland, by the Corporation’s subsidiary Labopharm Europe Limited, and all other revenue has been derived from business carried on in Canada, and more recently, in the United States through its joint venture entities [note 18]. The intangible assets are jointly owned by the Corporation and its foreign subsidiaries, Labopharm Europe Limited and Labopharm (Barbados) Limited.

RELATED PARTY TRANSACTIONS

The consolidated financial statements include the financial statements of Labopharm Inc. and the subsidiaries listed in the following table:

		% of equity interest
Name	Country of incorporation	March 31, 2011	December 31, 2010	January 1, 2010
Labopharm Europe Limited	Ireland	100	100	100
Labopharm Cyprus Limited	Cyprus	100	100	100
Labopharm (Barbados) Limited	Barbados	100	100	100
Labopharm USA, Inc.	United States	100	100	100

Also included in the financial statements are the following joint venture entities, using proportionate consolidation as mentioned in note 3:

		% of equity interest
Name	Country of incorporation	March 31, 2011	December 31, 2010	January 1, 2010
Angelini Labopharm LP	Ireland	50	50	-
Angelini Labopharm, LLC	United States	50	50	-

The following table provides the total amount of transactions that have been entered into with related parties for the relevant financial period, including the details of the transactions entered into with the joint venture entities which represent the portion of the transactions not eliminated upon proportionate consolidation:

	March 31, 2011 $	March 31, 2010 $
Joint venture entities
Service revenue	425	-
Interest income	291	-
Other related parties [i]
Selling, general and administration	-	60

Labopharm Inc.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS [Unaudited]
March 31, 2011 [thousands of Canadian dollars, except share and per share amounts]

17.	RELATED PARTY TRANSACTIONS [Cont’d]

[i] A corporation related to a director and Managing Director of a wholly-owned subsidiary, and a former director of the Corporation.

The condensed interim consolidated balance sheets include the following balances with the joint venture entities:

	March 31, 2011 $	December 31, 2010 $
Trade and other receivables	709	1,417
Term loans receivable	19,571	17,379

Transaction with other related parties

Post-employment benefits plan for the employees of Labopharm Inc.
For the three-month periods ended March 31, 2011 and 2010, the Corporation contributed amounts of $49 and $45, respectively, to the post-employment benefits plan for its employees.

Terms and conditions of transactions with related parties
Outstanding balances at the period-end are unsecured and interest-free, and settlement occurs in cash. There have been no guarantees provided or received for any related party receivables or payables. For the periods ended March 31, 2011 and 2010, the Corporation has not recorded any impairment of receivables relating to amounts owed by related parties. This assessment is undertaken at each financial period by examining the financial position of the related party and the market in which the related party operates.

Labopharm Inc.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS [Unaudited]
March 31, 2011 [thousands of Canadian dollars, except share and per share amounts]

18.    INTERESTS IN JOINT VENTURES

The major components of the interest in the joint-venture entities in the interim consolidated financial statements are as follows:
	March 31, 2011 $	December 31, 2010 $	January 1, 2010 $
Interim consolidated balance sheets
Cash	1,688	3,273	-
Other current assets	1,956	2,043	-
Long-term assets	229	240	-
Current liabilities	4,039	4,293	-
Long-term liabilities	19,571	17,379	-

For the three-month periods ended:	March 31, 2011 $	March 31, 2010 $
Interim consolidated statements of comprehensive loss
Revenue	454	-
Cost of goods sold	30	-
Selling, general, and administrative and other expenses	5,573	-
Finance costs	291	-
Net loss	(5,440)	-
Interim consolidated statements of cash flows
Operating activities	(6,883)	-
Investing activities	(2)	-
Financing activities	5,392	-
Foreign exchange loss on cash held in foreign currencies	(92)	-

Labopharm Inc.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS [Unaudited]
March 31, 2011 [thousands of Canadian dollars, except share and per share amounts]

19.	NET CHANGE IN OTHER OPERATING ITEMS

	March 31,	March 31,
	2011	2010
	$	$

Trade and other receivables	(428)	893
Research and development tax credits receivable	(150)	1,082
Income taxes receivable	-	211
Inventories	244	(346)
Prepaid expenses and other assets	(104)	265
Deferred tax assets	1	3
Trade and other payables	45	620
Provisions	802	393
Deferred revenue	(991)	383
	(581)	3,504

20.	TRANSITION TO IFRS

As stated in note 2, these are the Corporation’s first condensed interim consolidated financial statements prepared in accordance with IFRS.

The accounting policies set out in note 3 have been applied in preparing the consolidated financial statements for the three-month period ended March 31, 2011, the comparative information presented for the year ended December 31, 2010 and the three-month period ended March 31, 2010, as well as the opening IFRS consolidated balance sheet at the Transition Date.

In preparing its first IFRS financial statements, the Corporation adjusted certain amounts reported previously in consolidated financial statements prepared in accordance with Canadian GAAP. An explanation of how the transition from Canadian GAAP to IFRS has affected the Corporation’s consolidated balance sheets, statements of comprehensive loss and cash flows is set out in the following tables and accompanying notes.

IFRS 1 allows first-time adopters to elect a number of elective exemptions from the retrospective application of certain IFRS effective for the year ended December 31, 2011. IFRS 1 also includes a number of mandatory exceptions from retrospective application of certain IFRS.

IFRS elective exemptions

Set forth below are the IFRS 1 applicable elective exemptions elected by the Corporation in the conversion from Canadian GAAP to IFRS:

1.	Cumulative translation adjustment election

Cumulative currency translation differences for all foreign operations are deemed to be nil as at January 1, 2010.

Labopharm Inc.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS [Unaudited]
March 31, 2011 [thousands of Canadian dollars, except share and per share amounts]

20.	TRANSITION TO IFRS [Cont’d]

2.	Designation of previously recognized financial instruments

IFRS 1 permits an entity to designate previously recognized financial assets and liabilities as at fair value through profit or loss or available-for-sale, provided that the criteria for designation are met. The Corporation elected to designate its marketable securities previously recognized as available-for-sale under Canadian GAAP, as at fair value through profit or loss at January 1, 2010.

3.	Share-based payments

IFRS 2, Share-based Payment¸ encourages application of its provisions to equity instruments granted on or before November 7, 2002, but permits the application only to equity instruments granted after November 7, 2002 that had not yet vested by the Transition Date. The Corporation elected to avail itself of the exemption provided under IFRS 1 for the application of IFRS 2 which resulted in the following:

•	share options and share grants prior to November 7, 2002 are not taken into account for IFRS 2;
•	share options and share grants subsequent to November 7, 2002 are only taken into account if they have not vested as at January 1, 2010; and
•	beginning January 1, 2010, all share options, share grants and other share-based payments will be expensed in accordance with the policy described in note 3.

IFRS mandatory exceptions

Set forth below are the applicable mandatory exceptions in IFRS 1 applied in the conversion from Canadian GAAP to IFRS:

1.	De-recognition of financial liabilities

IFRS 1 requires an entity to apply the de-recognition requirements of IAS 39 prospectively to transactions occurring on or after January 1, 2004. An entity may apply the requirements of IAS 39 retrospectively from a date prior to January 1, 2004, provided that the information needed was obtained at the time of initial accounting of the transaction. The Corporation has applied the de-recognition requirements to transactions that occurred on or after January 1, 2004.

2.	Estimates

In accordance with IFRS 1, an entity’s estimates under IFRS at the Transition Date must be consistent with estimates made at the same date under Canadian GAAP, unless there is objective evidence that those estimates were in error. The Corporation’s IFRS estimates as of January 1, 2010 are consistent with its Canadian GAAP estimates as of the same date.

Labopharm Inc.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS [Unaudited]
March 31, 2011 [thousands of Canadian dollars, except share and per share amounts]

20.    TRANSITION TO IFRS [Cont’d]

The January 1, 2010 Canadian GAAP consolidated balance sheet has been reconciled to IFRS as follows:

As at January 1, 2010	Canadian GAAP	Effect of transition to IFRS	IFRS
Canadian GAAP accounts	$	$	$	IFRS accounts
ASSETS				ASSETS
Current				Current
Cash and cash equivalents	23,650	-	23,650	Cash and cash equivalents
Marketable securities	854	-	854	Marketable securities
Accounts receivable	4,736	-	4,736	Trade and other receivables
Research and development tax credits receivable	2,584	-	2,584	Research and development tax credits receivable
Income taxes receivable	223	-	223	Income taxes receivable
Inventories	2,637	-	2,637	Inventories
Prepaid expenses and other assets	701	-	701	Prepaid expenses and other assets
Total current assets	35,385	-	35,385	Total current assets
Restricted investments	133	-	133	Restricted investments
Long-term investment	2,885	-	2,885	Other non-current financial asset
Property, plant and equipment	8,575	-	8,575	Property, plant and equipment
Intangible assets [g]	2,018	(161)	1,857	Intangible assets [g]
Future income tax assets	124	-	124	Deferred income tax assets
	49,120	(161)	48,959
LIABILITIES AND SHAREHOLDERS’ DEFICIENCY				LIABILITIES AND SHAREHOLDERS’ DEFICIENCY
Current				Current
Accounts payable and accrued liabilities	18,124	(1,273)	16,851	Trade and other payables
	-	1,273	1,273	Provisions
Current portion of deferred revenue	2,938	-	2,938	Deferred revenue
Current portion of obligations under capital leases	309	-	309	Obligations under finance leases
Current portion of long-term debt [c, d]	3,558	463	4,021	Current portion of long-term debt [c, d]
Total current liabilities	24,929	463	25,392	Total current liabilities
Deferred revenue	14,364	-	14,364	Deferred revenue
Obligations under capital leases	5,033	-	5,033	Obligations under finance leases
Long-term debt [c, d]	18,939	122	19,061	Long-term debt [c, d]
Total liabilities	63,265	585	63,850	Total liabilities
Shareholders’ deficiency				Shareholders’ deficiency
Share capital [d]	242,316	(41)	242,275	Issued capital [d]
Warrants [d]	937	(43)	894	Warrants [d]
Contributed surplus	16,385	-	16,385	Contributed surplus
Deficit [b, c, d, g]	(273,625)	(820)	(274,445)	Deficit [b, c, d, g]
Accumulated other comprehensive loss [b]	(158)	158	-
Total shareholders’ deficiency	(14,145)	(746)	(14,891)	Total shareholders’ deficiency
	49,120	(161)	48,959

Labopharm Inc.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS [Unaudited]
March 31, 2011 [thousands of Canadian dollars, except share and per share amounts]

20.    TRANSITION TO IFRS [Cont’d]

The March 31, 2010 interim Canadian GAAP consolidated balance sheet has been reconciled to IFRS as follows:

As at March 31, 2010	Canadian GAAP	Effect of transition to IFRS	IFRS
Canadian GAAP accounts	$	$	$	IFRS accounts
ASSETS				ASSETS
Current				Current
Cash and cash equivalents	37,355	-	37,355	Cash and cash equivalents
Marketable securities	5,925	-	5,925	Marketable securities
Accounts receivable	3,631	-	3,631	Trade and other receivables
Research and development tax credits receivable	1,502	-	1,502	Research and development tax credits receivable
Income taxes receivable	12	-	12	Income taxes receivable
Inventories	2,983	-	2,983	Inventories
Prepaid expenses and other assets	436	-	436	Prepaid expenses and other assets
Total current assets	51,844	-	51,844	Total current assets
Restricted investments	124	-	124	Restricted investments
Long-term investment	3,035	-	3,035	Other non-current financial asset
Property, plant and equipment	8,251	-	8,251	Property, plant and equipment
Intangible assets [g]	1,951	(158)	1,793	Intangible assets [g]
Future income tax assets	121	-	121	Deferred income tax assets
	65,326	(158)	65,168
LIABILITIES AND SHAREHOLDERS’ EQUITY				LIABILITIES AND SHAREHOLDERS’ EQUITY
Current				Current
Accounts payable and accrued liabilities	18,994	(1,666)	17,328	Trade and other payables
	-	1,666	1,666	Provisions
Current portion of deferred revenue	2,549	-	2,549	Deferred revenue
Current portion of obligations under capital leases	319	-	319	Obligations under finance leases
Current portion of long-term debt [c, d]	5,666	534	6,200	Current portion of long-term debt [c, d]
Total current liabilities	27,528	534	28,062	Total current liabilities
Deferred revenue	15,136	-	15,136	Deferred revenue
Obligations under capital leases	4,950	-	4,950	Obligations under finance leases
Long-term debt [c, d]	16,453	(37)	16,416	Long-term debt [c, d]
Total liabilities	64,067	497	64,564	Total liabilities
Shareholders’ equity				Shareholders’ equity
Share capital [d]	260,231	(48)	260,183	Issued capital [d]
Warrants [d]	6,133	(36)	6,097	Warrants [d]
Contributed surplus [a]	16,959	(8)	16,951	Contributed surplus [a]
Deficit [a, b, c, d, g]	(281,882)	(745)	(282,627)	Deficit [a, b, c, d, g]
Accumulated other comprehensive loss [b]	(182)	182	-
Total shareholders’ equity	1,259	(655)	604	Total shareholders’ equity
	65,326	(158)	65,168

Labopharm Inc.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS [Unaudited]
March 31, 2011 [thousands of Canadian dollars, except share and per share amounts]

20.    TRANSITION TO IFRS [Cont’d]

The December 31, 2010 Canadian GAAP consolidated balance sheet has been reconciled to IFRS as follows:

As at December 31, 2010	Canadian GAAP	Effect of transition to IFRS	IFRS
Canadian GAAP accounts	$	$	$	IFRS accounts
ASSETS				ASSETS
Current				Current
Cash and cash equivalents	39,394	-	39,394	Cash and cash equivalents
Marketable securities	10,235	-	10,235	Marketable securities
Accounts receivable	3,289	-	3,289	Trade and other receivables
Research and development tax credits receivable	1,358	-	1,358	Research and development tax credits receivable
Income taxes receivable	6	-	6	Income taxes receivable
Inventories	3,195	-	3,195	Inventories
Prepaid expenses and other assets	1,994	-	1,994	Prepaid expenses and other assets
Total current assets	59,471	-	59,471	Total current assets
Restricted investments	215	-	215	Restricted investments
Long-term investments	21,028	-	21,028	Other non-current financial assets
Property, plant and equipment	7,678	-	7,678	Property, plant and equipment
Intangible assets [g]	1,748	(156)	1,592	Intangible assets [g]
Future income tax assets	117	-	117	Deferred income tax assets
	90,257	(156)	90,101
LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIENCY)				LIABILITIES AND SHAREHOLDERS’ EQUITY
Current				Current
Accounts payable and accrued liabilities	9,650	(1,126)	8,524	Trade and other payables
	-	1,126	1,126	Provisions
Current portion of deferred revenue [f]	9,861	(5,440)	4,421	Deferred revenue [f]
Current portion of obligations under capital leases	353	-	353	Obligations under finance leases
Current portion of long-term debt [c, d]	10,398	209	10,607	Current portion of long-term debt [c, d]
Total current liabilities	30,262	(5,231)	25,031	Total current liabilities
Deferred revenue [f]	35,216	(18,586)	16,630	Deferred revenue [f]
Obligations under capital leases	4,680	-	4,680	Obligations under finance leases
Long-term debt [c, d]	38,190	82	38,272	Long-term debt [c, d]
Total liabilities	108,348	(23,735)	84,613	Total liabilities
Shareholders’ equity (deficiency)				Shareholders’ equity
Share capital [d]	260,231	(48)	260,183	Issued capital [d]
Warrants [d]	6,133	(36)	6,097	Warrants [d]
Contributed surplus [a]	17,489	(45)	17,444	Contributed surplus [a]
Deficit [a, b, c, d, f, g]	(302,586)	23,708	(278,878)	Deficit [a, b, c, d, f, g]
Accumulated other comprehensive loss	642	-	642	Foreign currrency tranlsation reserve
Total shareholders’ equity (deficiency)	(18,091)	23,579	5,488	Total shareholders’ equity
	90,257	(156)	90,101

Labopharm Inc.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS [Unaudited]
March 31, 2011 [thousands of Canadian dollars, except share and per share amounts]

20.    TRANSITION TO IFRS [Cont’d]

Canadian GAAP interim consolidated statements of comprehensive loss for the three-month period ended March 31, 2010 have been reconciled to IFRS as follows:

For the three-month period ended March 31, 2010	Canadian GAAP	Effect of transition to IFRS	IFRS
	$	$	$
REVENUE				REVENUE
Product sales	3,228	-	3,228	Product sales
Licensing	594	-	594	Licensing
Royalties	600	-	600	Royalties
Services and research and development collaborations	271	-	271	Services and research and development collaborations
	4,693	-	4,693
EXPENSES				EXPENSES
Cost of goods sold [excluding amortization]	1,453	-	1,453	Cost of goods sold [excluding amortization]
Research and development expenses, net [e]	2,165	219	2,384	Research and development expenses, net [e]
Selling, general and administrative expenses [a, e, g]	7,333	204	7,537	Selling, general and administrative expenses [a, e, g]
Financial expenses [c, d]	1,097	(89)	1,008	Finance costs [c, d]
Amortization of property, plant and equipment and intangible assets [e]	434	(434)	-
Change in fair value of long-term investment	(150)	-	(150)	Change in fair value of other non-current financial asset
Interest income	(18)	-	(18)	Interest income
Foreign exchange loss [b, c]	635	25	660	Foreign exchange loss [b, c]
	12,949	(75)	12,874
Loss before income taxes	(8,256)	75	(8,181)	Loss before income taxes
Income tax expense	1	-	1	Income tax expense
Net loss for the period	(8,257)	75	(8,182)	Net loss for the period

OTHER COMPREHENSIVE LOSS				OTHER COMPREHENSIVE LOSS
Changes in unrealized losses on marketable securities [b]	(24)	24	-
Comprehensive loss for the period	(8,281)	99	(8,182)	Comprehensive loss for the period

Net loss per share - basic and diluted	(0.13)	-	(0.13)	Net loss per common share - basic and diluted
Weighted average number of common shares outstanding	64,178,485	64,178,485	64,178,485	Weighted average number of common shares outstanding

Labopharm Inc.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS [Unaudited]
March 31, 2011 [thousands of Canadian dollars, except share and per share amounts]

20.    TRANSITION TO IFRS [Cont’d]

Canadian GAAP consolidated statements of operations for the year ended December 31, 2010 have been reconciled to IFRS as follows:

For the year ended December 31, 2010	Canadian GAAP	Effect of transition to IFRS	IFRS
	$	$	$
REVENUE				REVENUE
Product sales	16,761	-	16,761	Product sales
Licensing [f]	8,228	24,026	32,254	Licensing [f]
Royalties	1,977	-	1,977	Royalties
Services and research and development collaborations	2,418	-	2,418	Services and research and development collaborations
	29,384	24,026	53,410
EXPENSES				EXPENSES
Cost of goods sold [excluding amortization]	8,198	-	8,198	Cost of goods sold
Research and development expenses, net [e]	7,383	853	8,236	Research and development expenses, net [e]
Selling, general and administrative expenses [a, e, g]	35,016	783	35,799	Selling, general and administrative expenses [a, e, g]
Financial expenses [c, d]	5,277	(294)	4,983	Finance costs [c, d]
Change in fair value of long-term investment	(765)	-	(765)	Change in fair value of other non-current financial asset
Amortization of property, plant and equipment and intangible assets [e]	1,686	(1,686)	-
Interest income [b]	(763)	1	(762)	Interest income [b]
Foreign exchange loss [b]	1,959	(159)	1,800	Foreign exchange loss [b]
	57,991	(502)	57,489
Loss before income taxes	(28,607)	24,528	(4,079)	Loss before income taxes
Income tax expense	354	-	354	Income tax expense
Net loss for the year	(28,961)	24,528	(4,433)	Net loss for the year

OTHER COMPREHENSIVE LOSS				OTHER COMPREHENSIVE LOSS
				Exchange differences on
Translation adjustment	642	-	642	translation of foreign operations
Changes in unrealized gain and/or losses on marketable securities [b]	158	(158)	-
Comprehensive loss for the year	(28,161)	24,370	(3,791)	Comprehensive loss for the year

Net loss per share - basic and diluted	(0.42)	0.35	(0.07)	Net loss per common share - basic and diluted
Weighted average number of common shares outstanding	69,709,929	69,709,929	69,709,929	Weighted average number of common shares outstanding

Labopharm Inc.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS [Unaudited]
March 31, 2011 [thousands of Canadian dollars, except share and per share amounts]

20.	TRANSITION TO IFRS [Cont’d]

Canadian GAAP consolidated statements of cash flows for the year ended December 31, 2010 have been reconciled to IFRS as follows:

For the three-month period ended March 31, 2010	Canadian GAAP	Effect of transition to IFRS	IFRS
	$	$	$
OPERATING ACTIVITIES				OPERATING ACTIVITIES
Net loss for the period	(8,257)	76	(8,181)	Loss before income taxes for the period
Items not affecting cash				Items not affecting cash and other reconciliating items
Amortization of property, plant and equipment	361	-	361	Amortization of property, plant and equipment
Amortization of intangible assets [g]	73	(3)	70	Amortization of intangible assets [g]

Amortization of premiums and discounts on marketable securities	7	-	7	Amortization of premiums and discounts on marketable securities
Change in fair value of long-term investment	(150)	-	(150)	Change in fair value of other non-current financial asset
Non-cash interest income	-	(18)	(18)	Interest income
Non-cash financial expenses [c, d]	234	774	1,008	Finance costs [c, d]
Unrealized foreign exchange loss [b, c]	718	25	743	Unrealized foreign exchange loss [b, c]
Stock-based compensation [a]	574	(8)	566	Stock-based compensation [a]
	(6,440)	846	(5,594)
Net change in other operating items	3,613	(109)	3,504	Net change in other operating items
	(2,827)	737	(2,090)

	-	25	25	Interest received
	-	(1)	(1)	Income taxes paid
	(2,827)	761	(2,066)

INVESTING ACTIVITIES				INVESTING ACTIVITIES
Acquisition of marketable securities	(5,095)	-	(5,095)	Acquisition of marketable securities
Acquisition of property, plant and equipment	(96)	-	(96)	Acquisition of property, plant and equipment
Acquisition of intangible assets	(6)	-	(6)	Acquisition of intangible assets
	(5,197)	-	(5,197)
FINANCING ACTIVITIES				FINANCING ACTIVITIES
Repayment of obligations under capital leases	(73)	-	(73)	Repayment of obligations under finance leases
Repayment of term loan	(1)	-	(1)	Repayment of term loan
Proceeds from issuance of common shares	18,411	-	18,411	Proceeds from issuance of common shares
Proceeds from issuance of warrants	5,429	-	5,429	Proceeds from issuance of warrants
Payment of issuance costs of common shares and warrants	(444)	-	(444)	Payment of issuance costs of common shares and warrants
	-	(761)	(761)	Interest paid
	23,322	(761)	22,561

Foreign exchange loss on cash held in foreign currencies	(1,593)	-	(1,593)	Foreign exchange loss on cash held in foreign currencies

Net change in cash and cash equivalents during the period	13,705	-	13,705	Net change in cash and cash equivalents during the period
Cash and cash equivalents, beginning of period	23,650	-	23,650	Cash and cash equivalents, beginning of period
Cash and cash equivalents, end of period	37,355	-	37,355	Cash and cash equivalents, end of period

Supplemental cash flow information:
Interest paid	753	(753)	-
Income taxes recovered	(202)	202	-

Labopharm Inc.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS [Unaudited]
March 31, 2011 [thousands of Canadian dollars, except share and per share amounts]

20.    TRANSITION TO IFRS [Cont’d]

Canadian GAAP consolidated statements of cash flows for the three-month period ended March 31, 2010 have been reconciled to IFRS as follows:

For the year ended December 31, 2010	Canadian GAAP	Effect of transition to IFRS	IFRS
	$	$	$
OPERATING ACTIVITIES				OPERATING ACTIVITIES
Net loss for the year	(28,961)	24,882	(4,079)	Loss before income taxes for the year
Items not affecting cash				Items not affecting cash and other reconciliating items
Amortization of property, plant and equipment	1,397	-	1,397	Amortization of property, plant and equipment
Amortization of intangible assets [g]	289	(13)	276	Amortization of intangible assets [g]
Amortization of premiums and discounts on marketable securities	7	-	7	Amortization of premiums and discounts on marketable securities
Impairment of intangible assets [g]	80	3	83	Impairment of intangible assets [g]
Change in fair value of long-term investment	(765)	-	(765)	Change in fair value of other non-current financial asset
Non-cash interest income [b]	(4)	(758)	(762)	Interest income [b]
Non-cash financial expenses [c, d]	946	4,037	4,983	Finance costs [c, d]
Unrealized foreign exchange loss [b]	922	(159)	763	Unrealized foreign exchange loss [b]
Stock-based compensation [a]	1,106	(45)	1,061	Stock-based compensation [a]
	(24,983)	27,947	2,964
Net change in other operating items [f]	21,968	(24,071)	(2,103)	Net change in other operating items [f]
	(3,015)	3,876	861

	-	758	758	Interest received
	-	(354)	(354)	Income taxes paid
	(3,015)	4,280	1,265

INVESTING ACTIVITIES				INVESTING ACTIVITIES
Acquisition of marketable securities	(34,454)	-	(34,454)	Acquisition of marketable securities
Proceeds from maturities of marketable securities	25,251	-	25,251	Proceeds from maturities of marketable securities
Acquisition of restricted investment	(93)	-	(93)	Acquisition of restricted investment
Issuance of term loans	(9,722)	-	(9,722)	Issuance of term loans
Acquisition of property, plant and equipment	(474)	-	(474)	Acquisition of property, plant and equipment
Acquisition of intangible assets [g]	(99)	5	(94)	Acquisition of intangible assets [g]
	(19,591)	5	(19,586)
FINANCING ACTIVITIES				FINANCING ACTIVITIES
Proceeds from issuance of common shares	18,415	-	18,415	Proceeds from issuance of common shares
Proceeds from issuance of warrants	5,429	-	5,429	Proceeds from issuance of warrants
Payment of issuance costs of common shares and warrants	(1,209)	-	(1,209)	Payment of issuance costs of common shares and warrants
Proceeds from issuance of long-term debt	19,722	-	19,722	Proceeds from issuance of long-term debt
Repayment of long-term debt	(685)	-	(685)	Repayment of long-term debt
Financing costs incurred	(550)	-	(550)	Financing costs incurred
Repayment of obligations under capital leases	(309)	-	(309)	Repayment of obligations under finance leases
	-	(4,285)	(4,285)	Interest paid
	40,813	(4,285)	36,528
Foreign exchange loss on cash held in foreign currencies	(2,463)	-	(2,463)	Foreign exchange loss on cash held in foreign currencies
Net change in cash and cash equivalents during the year	15,744	-	15,744	Net change in cash and cash equivalents during the year
Cash and cash equivalents, beginning of year	23,650	-	23,650	Cash and cash equivalents, beginning of year
Cash and cash equivalents, end of year	39,394	-	39,394	Cash and cash equivalents, end of year

Supplemental cash flow information:
Interest paid	3,643	(3,643)	-
Income taxes paid	149	(149)	-

Labopharm Inc.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS [Unaudited]
March 31, 2011 [thousands of Canadian dollars, except share and per share amounts]

20.    TRANSITION TO IFRS [Cont’d]

Notes to the reconciliation

[a]	Share-based payments

Canadian GAAP: Under Canadian GAAP, all options were granted to individuals considered to be employees of the Corporation and thus were valued at the grant date using a valuation technique.

IFRS: Under IFRS, some options were granted, in 2010, to an individual who is not considered to be an employee of the Corporation or an individual providing services similar to those of an employee and, as such, the options were measured at the fair value of the services received.

The change in fair value of these options had the impact of reducing the stock-based compensation expense by $8 for the three-month period ended March 31, 2010 and by $45 for the year ended December 31, 2010, with a corresponding impact on contributed surplus.

[b]	Marketable securities

Canadian GAAP: Marketable securities were classified as available-for-sale and recorded at fair value. Unrealized gains or losses which were considered temporary were recognized in accumulated other comprehensive income (loss) until the marketable securities were derecognized and all cumulative gains (losses) were recognized in profit or loss.

IFRS: Marketable securities are classified as at fair value through profit or loss and recorded at fair value. Realized and unrealized gains and losses are recognized in profit or loss for the reporting period. As a result, the Corporation adjusted its gain (loss) in profit or loss, retained earnings and accumulated other comprehensive income (loss).

As a result of the adjustment, accumulated other comprehensive loss decreased by $158 at January 1, 2010, $182 at March 31, 2010 and nil at December 31, 2010. The corresponding adjustment is an increase of deficit of $158 at January 1, 2010 and a reclassification from other comprehensive loss to foreign exchange loss of $24 and $159 for the three-month period ended March 31, 2010 and the year ended December 31, 2010, respectively, and to interest income of $1 for the year ended December 31, 2010.

[c]	Derecognition of financial liability

In December 2007, the Corporation amended a term loan agreement.

Canadian GAAP: Due to the substantially different terms of the amended agreement, this was accounted for as an extinguishment of the original debt instrument and the issuance of a new debt instrument. The transaction costs incurred in connection with the original agreement were recognized as part of the loss on extinguishment. The costs related to the issuance of the new debt were capitalized and recorded as an adjustment to the carrying amount of the newly issued debt instrument.

Labopharm Inc.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS [Unaudited]
March 31, 2011 [thousands of Canadian dollars, except share and per share amounts]

20.	TRANSITION TO IFRS [Cont’d]

IFRS: An amendment to a debt agreement which results in substantively different terms is accounted for as extinguishment of the original debt instrument and the issuance of a new debt instrument. The fees and costs associated with the exchange of debt accounted for as an extinguishment, including costs related to the issuance of the new debt instrument, should be recognized as part of the gain or loss on extinguishment. As a result, the Corporation adjusted the carrying amount of the debt component, deficit and finance costs. This also impacted the effective interest rate of the new debt instrument and therefore the amounts recognized as finance costs thereafter.

The impacts of the transition to IFRS were the following: (i) an increase to the current portion of the long-term debt by $156 at January 1, 2010, $176 at March 31, 2010 and $68 at December 31, 2010; (ii) an increase to the long-term portion of the long-term debt by $37 at January 1, 2010, a decrease by $12 at March 31, 2010 and an increase by $27 at December 31, 2010; (iii) an increase to the deficit by $193 at January 1, 2010; (iv) a decrease to financing costs by $30 for the three-month period ended March 31, 2010 and by $98 for the year-ended December 31, 2010 and an increase of foreign exchange loss by $1 for the three-month period ended March 31, 2010.

[d]	Derivative liability - warrants

Prior to January 1, 2010, the Corporation had issued a financial instrument comprised of two components - debt and detachable warrants to purchase common shares.

Canadian GAAP: The financial instrument was recognized as a compound financial instrument consisting of a debt instrument and an equity component of warrants to purchase common shares. The proceeds from the issuance of this instrument were allocated to the debt instrument and to the warrants based on their relative fair values.

IFRS: The 1,460,152 warrants were subject to a re-pricing clause and as such, were excluded from equity presentation as IAS 32 requires that an instrument settled by the issuer by exchanging a fixed number of its own shares for a variable amount of cash be classified as a derivative liability.

The proceeds were allocated to the warrant derivative liability on the basis of its fair value and the residual amount was allocated to the debt instrument. Subsequent changes in fair value of the warrant derivative liability were recognized in profit or loss. Prior to the Transition Date, the re-pricing feature expired and the warrants were reclassified to equity.

As a result of these differences in presentation and measurement, the Corporation adjusted the carrying value of the long-term debt and warrants on the balance sheet, the deficit and financial expenses recorded in the statement of comprehensive loss.

Labopharm Inc.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS [Unaudited]
March 31, 2011 [thousands of Canadian dollars, except share and per share amounts]

20.    TRANSITION TO IFRS [Cont’d]

The impacts of the transition to IFRS were the following: (i) an increase to the current portion of the long-term debt by $307 at January 1, 2010, $358 at March 31, 2010 and $141 at December 31, 2010; (ii) an increase to the long-term portion of the long-term debt by $85 at January 1, 2010, a decrease by $25 at March 31, 2010 and an increase by $55 at December 31, 2010; (iii) an increase in the deficit by $308 at January 1, 2010; (iv) a decrease in financing costs by $59 for the three-month period ended March 31, 2010 and by $196 for the year-ended December 31, 2010; and (v) a decrease to warrants by $84 at January 1, 2010.

As 565,000 warrants were exercised prior to the Transition Date and 100,000 warrants were exercised in February 2010, the Corporation increased warrants by $41 at January 1, 2010 and by $48 at March 31, 2010 with a corresponding decrease to issued capital.

[e]	Presentation of statement of operations

Canadian GAAP: The statement of operations was presented by a combination of function and nature of expenses and presented the amortization expense relating to fixed assets, intangible assets and capital lease as a separate line item.

IFRS: The Corporation elected to present its items in the consolidated statements of comprehensive loss by function. The amount of amortization expense has been allocated to the related function.

The effect of the above adjustment is to reclassify the amortization expense in the different affected functions. For the year ended December 31, 2010, an amortization expense of $1,686 was reclassified in selling, general and administration and research and development in the amounts of $833 and $853, respectively. For the three-month period ended March 31, 2010, amortization expense of $434 was reclassified in selling, general and administration and research and development for $215 and $219, respectively.

[f]	Gain on contribution of non-monetary asset to the joint-venture

Canadian GAAP: The Corporation contributed a license to the joint venture and realized a gain. The gain attributable to the other non-related venturer’s share interest in the joint venture has been deferred and was amortized over the life of the contributed asset, considering the Corporation’s commitment to contribute additional funds to the joint venture.

IFRS: The gain on the contribution of the license to the joint venture entities by the Corporation in exchange for cash consideration, financial instruments and equity interest has been recognized at the time of the transaction for the portion of the gain attributable to the other venturer’s share of the joint venture.

As a result, the gain on the transfer of a license to the Corporation’s joint venture at its inception must be recognized at the date of transfer rather than be deferred and amortized over the life of the contributed assets. There is no effect on the three-month period ended March 31, 2010 or on the January 1, 2010 balance, as the joint venture was created in May 2010. For the year ended December 31, 2010, the gain amounting to $27,199 should be

Labopharm Inc.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS [Unaudited]
March 31, 2011 [thousands of Canadian dollars, except share and per share amounts]

20.    TRANSITION TO IFRS [Cont’d]

fully recognized in profit or loss. The impact of this on the year ended December 31, 2010 is to increase licensing revenue by $24,026. At December 31, 2010, deferred revenue is reduced by $5,440 for the short-term portion and by $18,586 for the long-term portion. The recognition of the entire gain under IFRS creates a temporary timing difference which results in the creation of a deferred tax liability of $3,003; however, this had no effect on the net loss for the year ended December 31, 2010, due to offsetting deferred tax assets and a corresponding decrease in the deferred tax asset valuation allowance.

[g]	Impairment of long-lived assets

Canadian GAAP: Long-lived assets were reviewed for impairment when events or changes in circumstances indicated that the carrying value could exceed the sum of undiscounted cash flows expected from use and eventual disposal. For purposes of impairment analysis, the assets were grouped at the lowest level for which identifiable cash flows were largely independent of the cash flows of other assets. If the undiscounted cash flows for the assets or group of assets were less than the carrying value of the assets, the impairment loss was measured as the excess of the carrying value over the fair value of the group of assets determined by discounting future cash flows.

IFRS: Long-lived assets are reviewed for impairment when events or circumstances indicate that the carrying value may exceed the sum of the fair value less cost to sell or the value in use of the assets or group of assets. In determining the value in use, the assets must be grouped at the lowest level for which cash inflows may be identified separately from other cash inflows of the Corporation. The value in use is determined by discounting cash flows for the CGUs.

At the Transition Date, as a result of the change in methodology, the Corporation has determined that the carrying value of some assets exceeded their recoverable amount. This resulted in an impairment loss for patents of $161 at January 1, 2010 and $8 at December 31, 2010, and was recognized as part of selling, general and administrative expenses. The depreciation expense has decreased by $3 for the three-month period ended March 31, 2010 and by $13 for the year ended December 31, 2010.